NEWS RELEASE 06-26	August 14, 2006

FRONTEER REPORTS SECOND QUARTER RESULTS

Fronteer Development Group Inc. (the “Company") (FRG-TSX/AMEX) reports its financial and operating results for the three month and six month period ended June 30, 2006. Details of the Company's financial results are described in the unaudited consolidated financial statements and Management's Discussion and Analysis. These and further details on each of the Company's projects and activities can be found on the Company's website http://www.fronteergroup.com and on SEDAR at http://www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Overview
The Company is a discovery stage mineral exploration company with exploration properties in western Turkey, Canada and in Mexico. The Company also owns 49.3% of Aurora Energy Resources Inc. (“Aurora”) a company focused on exploring for uranium in Newfoundland and Labrador, Canada, which is listed on the Toronto Stock Exchange under the symbol AXU. The Company’s investment in Aurora had a fair market value of $177.5 million on August 10, 2006. The Company accounts for its investment in Aurora as an equity investment.

At March 31, 2006, the Company owned 50.2% of Aurora following the completion of Aurora’s 25 million initial public offering. The ownership change to 49.3% resulted from the exercise of an underwriters’ over-allotment option in April 2006, which raised an additional $3.75 million for Aurora. Aurora shares employees and management with the Company.

In April 2006, the Company received notification from Teck Cominco Limited that its Turkish subsidiary (“TCAM”) would be exercising its right to earn an interest on both the Agi Dagi and Kirazli properties. TCAM is required to spend a minimum of US$15 million on these properties over a two year period, to earn a 60% interest. This decision frees up some of the Company’s technical staff and resources in Turkey to focus on completing the earn-in on the Biga regional properties referred to as Pirentepe and Halilaga. At June 30, 2006, the Company must spend approximately US$1.1 million to earn a 100% interest in the Biga properties. The company anticipates completing its earn-in expenditures by the first quarter of 2007.

During the second quarter, the Company commenced a regional sampling and mapping program and completed IP surveys on the Halilaga and Pirentepe properties area and expects to commence drill programs on each of these properties by the fourth quarter. In addition, the Company completed a soil sampling and mapping program on the San Pedro and Clara properties in Mexico and completed a total of 8 shallow reverse circulation drill holes on each property in July, with results pending. The Company also mobilized a team to the Yukon to conduct staking of additional ground identified as prospective for uranium through review of the extensive database obtained from Newmont. These crews are currently sampling and mapping uranium occurrences on the claims. A gravity survey will be flown over the Yukon properties commencing in August.

On June 1, the Company completed a short form prospectus offering with a syndicate of underwriters, (the “Underwriters”) pursuant to which the Underwriters purchased 6 million common shares on a "bought deal" basis, at a price of $6.40 per common share for aggregate gross proceeds of $38.4 million. The net proceeds of the offering will be used by the Company to advance its exploration programs in Turkey, the Yukon and Mexico, for future acquisitions and for general working capital.

Operations
The Company’s net loss before discontinued operations for the three months ended June 30, 2006 was $1.8 million or $0.03 per share compared to a net loss of $1.3 million or $0.03 for the three months ended June 30, 2005. The Company’s net income before discontinued operations for the six months ended June 30, 2006 was $8.2 million or $0.16 per share compared to a net loss of $1.5 million or $0.04 per share for the six months ended June 30, 2005. Contributing to the period over period differences were the recognition of dilution gains on the Company’s investment in Aurora offset by the Company’s pick up of its percentage of the operating loss for the periods from Aurora, an increase in stock-based compensation expense, investor relations costs, and property investigation costs, offset by a decrease in the amount of write-downs taken on exploration properties and legal costs.

The Company’s successfully listing of Aurora on the Toronto Stock Exchange and the subsequent exercise of the over allotment option resulted in the Company recognizing a dilution gain for the quarter ended June 30, 2006 of $1.8 million, and for the six months ended June 30, 2006 a dilution gain of $13.7 million. The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the amount of the carrying value of the Company’s investment in Aurora. For the three and six month periods ended June 30, 2006, the Company included its share of the loss of Aurora of $0.8 million and $3.3 million respectively, the majority of which relates to stock-based compensation expense.

Exploration projects
Cash and non-cash exploration and acquisition expenditures for six months ended June 30, 2006 and 2005 totaled $2.7 million and $3.8 million in Turkey, $0.4 million and $0.4 million in Mexico, and $1.1 million and nil in the Yukon, Canada, respectively.

Liquidity
The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

At June 30, 2006, the Company had cash on its balance sheet of $51.1 million and working capital of $55.1 million as compared to cash of $16.1 million and working capital of $15.5 million at December 31, 2005. The change in cash and working capital of $35.0 million and $39.6 million respectively is primarily due to the receipt of proceeds of $44.3 million from the June 2006 prospectus financing and exercise of stock options and warrants, offset by exploration expenditures of $3.0 million and cash used in operations of $1.8 million during the quarter.

Subsequent to quarter end, the Company issued 20,000 common shares as required under the Dixie Lake Property purchase agreement and received proceeds of $50,000 on the exercise of 50,000 stock optionsFor further information on Fronteer please contact:

Dr. Mark O'Dea, President & CEO
Dr. Rick Valenta, VP Exploration & COO
Mr. Robert Simpson, Manager Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. The above contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of gold and uranium, economic and political instability in Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Annual Information Form and Form 20-F on file with the Canadian Securities Commissions and United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.